

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2012

<u>Via E-mail</u>
Mr. Ezequiel Sirotinsky
Chief Financial Officer
Petaquilla Minerals Ltd.
777 Hornby Street, Suite #1230
Vancouver, British Columbia, Canada
V6Z 1S4

      Re: **Petaquilla Minerals Ltd.**
              Form 20-F for the Fiscal Year Ended May 31, 2011
              Filed September 12, 2011
              File No. 000-26296

Dear Mr. Sirotinsky:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and
                    Mining